Exhibit 2.2

PURCHASE AND SALE AGREEMENT

dated as of April 15, 2018

by and between

TROPICANA ENTERTAINMENT INC.

and

GLP CAPITAL, L.P.

The Real Estate Purchase Agreement (the “Real Estate Purchase Agreement”) contains representations, warranties and covenants that were made only for purposes of the Real Estate Purchase Agreement and as of specific dates; were solely for the benefit of the parties to the Real Estate Purchase Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Real Estate Purchase Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Gaming and Leisure Properties, Inc.’s (“GLPI”) stockholders and other investors are not third-party beneficiaries under the Real Estate Purchase Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of GLP Capital, L.P. and Tropicana Entertainment Inc., or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Real Estate Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures by GLPI, GLP Capital, L.P. and Tropicana Entertainment Inc.

PURCHASE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Real Estate Purchase Agreement”) is made and entered into as of April 15, 2018, by and between Tropicana Entertainment Inc., a Delaware corporation (the “Company”), and GLP Capital, L.P., a Pennsylvania limited partnership (“Gamma”). The Company and Gamma are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company is the direct or indirect owner of (i) the Subsidiaries that own certain real estate property as further described herein and that are identified on Exhibit A attached hereto as owners of such property (the “RE Sellers”), (ii) the Subsidiaries that ground lease certain real estate property as further described herein and that are identified on Exhibit A attached hereto as ground lessees of such property (the “RE Lessees”), and (iii) the Subsidiaries that own certain entities (the “Propcos”) that own certain real estate property as further described herein and that are, along with such Propcos, identified on Exhibit A attached hereto as sellers of such Propco ownership interests (the “Entity Sellers”);

WHEREAS, each RE Seller is the owner of the fee estate of the Real Property set forth opposite its name on Exhibit B attached hereto and more particularly described in Exhibit B attached hereto (the “Conveyed Properties”);

WHEREAS, each RE Lessee is the ground lessee of the Real Property set forth opposite its name on Exhibit B attached hereto and more particularly described in Exhibit B attached hereto (the “Ground Leased Properties”);

WHEREAS, each Propco is the owner of the fee estate of the Real Property set forth opposite its name on Exhibit B attached hereto and more particularly described in Exhibit B attached hereto (the “Propco Properties”). The Conveyed Properties, the Ground Leased Properties and the Propco Properties are sometimes referred to herein individually as a “Property” and collectively as the “Properties”);

WHEREAS, Gamma wishes to acquire (i) the Conveyed Properties from the RE Sellers, (ii) the leasehold interest in the Ground Leased Properties from each RE Lessee, and (iii) the Propcos from the Entity Sellers, in exchange for the payment of the Real Estate Purchase Price and the assumption by Gamma of certain Liabilities of the Company and its Subsidiaries, including, without limitation, the RE Sellers, the RE Lessees and the Entity Sellers, on the terms and subject to the conditions set forth in this Real Estate Purchase Agreement; and

WHEREAS, concurrently with the execution and delivery of this Real Estate Purchase Agreement, the Company is entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Eldorado Resorts Inc., a Nevada corporation (“Parent”), Delta Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Gamma, pursuant to which, among other things, immediately following the consummation of the transactions contemplated by this Real Estate Purchase Agreement (the “Real Estate Purchase”), Parent, Merger Sub and the Company will effect a merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used herein without definition shall have the meaning ascribed thereto in the Merger Agreement.

Therefore, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF TRANSFERRED REAL ESTATE ASSETS

Section 1.1    Purchase and Sale of Purchased Assets.

Upon the terms and subject to the conditions of this Real Estate Purchase Agreement, at the RE Closing the Company shall cause the RE Sellers, the RE Lessees and the Entity Sellers to sell, assign and transfer to Gamma (or its designee), and Gamma will (or will cause its designee to) purchase, acquire and accept from the RE Sellers, the RE Lessees and the Entity Sellers the following assets, properties, rights, Contracts and claims of the RE Sellers, the RE Lessees and the Entity Sellers, wherever located, whether tangible or intangible, and all right, title and interest thereto and thereunder free and clear of all Liens, other than Permitted Liens (collectively, the “Transferred Real Estate Assets”):

(a)    the Conveyed Properties;

(b)    the Ground Leased Properties;

(c)    the Propcos; and

(d)    the benefits, rights, rights of Action and claims (express or implied) to the extent related to the Conveyed Properties, the Ground Leased Properties or the Propcos.

Section 1.2    Assumed Liabilities.

On the Closing Date, Gamma shall deliver to the Company an instrument of assumption pursuant to which Gamma shall assume and discharge all of the Liabilities of the Company, the RE Sellers, the RE Lessees and the Entity Sellers (other than the Excluded Liabilities) relating to the following:

(a)    all Liabilities (i) for breaches (including any action, omission, event, occurrence or fact occurring or in existence which with notice or lapse of time may give rise to a breach) of any lease governing the leasehold of any Ground Leased Property (the “Ground Leases”) occurring or existing on or prior to the Closing Date or (ii) for payments or amounts to the extent they have accrued or become due under any of the Ground Leases on or prior to the Closing Date;

(b)    all Liabilities for (i) property and ad valorem Taxes, assessments, sewer rents and similar charges assessed with respect to the ownership of real estate (including interest and penalties) attributable to or imposed upon the Properties for any taxable period (whether before or after the RE Closing) and (ii) transfer, stamp, documentary, recording or similar Taxes payable as a result of the sale of the Transferred Real Estate Assets pursuant to this Real Estate Purchase Agreement (whether such Taxes are imposed on transfers of assets or on transfers of equity);

(c)     all Environmental Liabilities; and

(d)    all Liabilities for violations of zoning and land use Laws relating to the Properties (collectively, “RE Laws”).

Section 1.3    Excluded Liabilities.

Notwithstanding anything to the contrary contained in this Real Estate Purchase Agreement or the Merger Agreement, from and after the RE Closing, the Company (including as the Surviving Corporation) shall retain, and Gamma will not have any Liability for, the following Liabilities (collectively, the “Excluded Liabilities”):

(a)    any Liability for or with respect to any Indebtedness owed by the Company or any of its Subsidiaries to any other Person (including, for the avoidance of doubt, Indebtedness owed to any Affiliate of the Company or its Subsidiaries);

(b)    except as provided in Section 1.2(b), any Liability for Taxes attributable to or imposed upon the Company or any of its Subsidiaries, or attributable to or imposed upon their respective assets or businesses (i) for the Pre-Closing Tax Periods, (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company or its Subsidiaries (or any predecessor of the foregoing) is or was a member prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign law, or (iii) as a transferee or successor, by contract, law or otherwise, which Taxes relate to an event or transaction occurring on or before the Closing Date;

(c)    any Liability relating to employment of any employee, contractor or consultant of the Company or its Subsidiaries arising in the ordinary course of employment or service on or prior to the Closing Date, whether or not covered by workers’ compensation or other forms of insurance;

(d)    except for any Liabilities assumed pursuant to Section 1.2, any Liability arising as a result of any Proceeding initiated at any time, to the extent related to any action or omission or event or occurrence or fact occurring or in existence on or prior to the Closing Date, including any Liability for (i) infringement or misappropriation of any Intellectual Property or any other rights of any Person (including any right of privacy or publicity) in any jurisdiction; (ii) breach of product warranties or any contractual or other warranties, whether express or implied or resulting from any course of dealing or conduct; (iii) injury, death, property damage or other losses arising with respect to or caused by products or services provided by any of the Company or any of its Subsidiaries or their respective businesses; or (iv) violations of any applicable Laws (other than RE Laws), including federal and state securities laws, Gaming Laws, and Laws relating to the operation of the Properties (e.g., building code and similar Laws but excluding zoning and land use Laws covered by Section 1.2(d));

(e)    any Liability under or arising out of the Company Plans;

(f)    any Liability for making payments or any failure to make payments of any kind to any employees, consultants or contractors or any other service providers in connection with the business of the Company and its Subsidiaries (including as a result of the Transactions, the termination of any employee, consultant or contractor by the Company or its Subsidiary or other claims arising out of the terms of employment with or service to the Company or any of its Subsidiaries) or with respect to payroll Taxes or any other employment Tax Liabilities in any jurisdiction, including any failure to withhold or collect or pay over any such Taxes to the relevant Governmental Entity, in each case, for periods prior to the Closing Date;

(g)    any Liability for costs or expenses of the Company and its Subsidiaries in connection with the Transactions;

(h)    any Liability attributable to, arising from or existing in relation to the Aruba Operations or the Insight Disposition (including as a result of compliance with, or any breaches of, the covenants in Section 6.16 of the Merger Agreement); and

(i)    except as provided in Section 1.2, any Liability, whether or not specifically mentioned in this Section 1.3, to the extent arising out of or resulting from the conduct of the business of the Company and its Subsidiaries or the ownership, operation or use of the assets of the Company and its Subsidiaries, including the Properties, in each case prior to the Closing Date, regardless of when any claim with regard to such Liability is made.

ARTICLE 2

RE CLOSING

Section 2.1    RE Closing.

(a)    Unless this Real Estate Purchase Agreement is earlier terminated pursuant to Article 5 before satisfaction or waiver of the conditions set forth in Article 4 (other than those conditions to be satisfied or waived at the consummation of the Real Estate Purchase (the “RE Closing”)), the RE Closing shall take place immediately prior to the Effective Time on the Closing Date as provided in the Merger Agreement.

(b)    At the RE Closing, as consideration for the Transferred Real Estate Assets, Gamma shall pay, by wire transfer of immediately available funds, $1,210,000,000 (the “Real Estate Purchase Price”) to the Company, or at the Company’s direction, cause the Real Estate Purchase Price to be deposited with the Paying Agent.

Section 2.2    Gamma’s Additional Closing Deliverables.

At the RE Closing, in addition to the payment of the Real Estate Purchase Price required by Section 2.1(b), Gamma shall deliver to the Company all of the following:

(a)    counterparty signature pages to the Entity Assignment Agreements, executed by a duly authorized representative of Gamma or its designee;

(b)    counterparty signature pages to the Ground Lease Assignments;

(c)    if applicable, duly completed and signed real estate transfer Tax forms; and

(d)    without limitation by specific enumeration of the foregoing, all other customary documents reasonably required from Gamma and its Subsidiaries to consummate the Real Estate Purchase.

Section 2.3    The Company’s Closing Deliverables.

At the RE Closing, the Company shall, and shall cause the RE Sellers, the RE Lessees and the Entity Sellers, as applicable, to, deliver to Gamma or its designee all of the following:

(a)    stock certificates, stock powers or membership interest certificates and membership interest transfer powers for any equity interests that are in certificated form or instruments of assignment for uncertificated equity interests as required under the related Organizational Documents of each Propco to transfer the membership interests of such Propco to Gamma or its designee, in customary form and substance reasonably satisfactory to Gamma, the Company and Parent, containing no indemnities or representations or warranties and reflecting the allocation of Liabilities set forth in Section 1.2 and 1.3 above (the “Entity Assignment Agreements”), duly executed by the applicable Entity Seller;

(b)    a special warranty deed (or the applicable state law equivalent), in customary form and substance reasonably satisfactory to Gamma, the Company and Parent, duly executed and acknowledged by each applicable RE Seller conveying all of such RE Seller’s right, title and interest in such RE Seller’s Conveyed Property to Gamma (or its designee), subject only to Permitted Liens (the “Deeds”);

(c)    an assignment and assumption agreement, in customary form and substance reasonably satisfactory to Gamma, the Company and Parent, containing no indemnities or representations or warranties and reflecting the allocation of Liabilities set forth in Section 1.2 and 1.3 above, duly executed and acknowledged by each applicable RE Lessee assigning all of such RE Lessee’s right, title and interest in the ground lease(s) applicable to such RE Lessee’s Ground Leased Property to Gamma (or its designee), subject only to Permitted Liens (the “Ground Lease Assignments”);

(d)    if applicable, duly completed and signed real estate transfer Tax forms;

(e)    a certification dated as of the Closing Date that each RE Seller, RE Lessee and Entity Seller or its first direct or indirect owner that is not treated as a disregarded entity for U.S. federal income Tax purposes is not a “foreign person” within the meaning of Section 1445 of the Code, substantially in the form of the sample certificate set forth in Treasury Regulation § 1.1445-2(b)(2)(iv)(B);

(f)    written evidence, in customary form and substance reasonably satisfactory to Gamma, the Company and Parent, of release of all Liens on the Transferred Real Estate Assets (including, without limitation, any Liens securing the Credit Facility, which Liens are expressly excluded from the definition of Permitted Liens), other than Permitted Liens, including payoff letters executed by lenders evidencing that, upon repayment of the outstanding applicable

Indebtedness, such Liens shall be released at the RE Closing, and authorizing Gamma or its or its designee’s agents to file at the RE Closing UCC-3 termination statements with respect to any such Liens;

(g)    such affidavits in customary form and substance as the Title Company may reasonably require in order to omit from each Title Policy all exceptions for (A) parties in possession claiming through the applicable RE Seller, RE Lessee or Propco (provided an exception specifically listing any tenants or subtenants occupying the applicable Property shall be permitted); and (B) mechanics’ liens relating to work commissioned by the Company or any of its Subsidiaries prior to the RE Closing;

(h)    such other affidavits in customary form and substance as the Title Company may reasonably require to issue a non-imputation endorsement (each, a “Non-Imputation Endorsement”) and the Date Down Endorsement to each Propco Title Policy, if available;

(i)    resignations (including release of claims), effective as of the Closing Date, of all directors and officers of the Propcos, unless otherwise designated by Gamma in advance;

(j)    all books, records, corporate minute books and other files (on computer disc, if available) maintained by the Company and its Subsidiaries relating to the Transferred Real Estate Assets; and

(k)    without limitation by specific enumeration of the foregoing, all other customary documents reasonably required from the Company and its Subsidiaries to consummate the Real Estate Purchase.

ARTICLE 3

COVENANTS

Section 3.1    Allocation.

Within forty-five (45) days after the RE Closing, Gamma shall provide the Company and the Significant Stockholder with a proposed allocation of the Real Estate Purchase Price (and any other items treated as additional purchase price for U.S. federal income tax purposes pursuant to Section 3.2) among the Company’s assets deemed purchased for U.S. federal income tax purposes, which allocation shall be consistent with the allocation determined pursuant to Section 3.2(b). Each of the Company and the Significant Stockholder shall have the right to approve the proposed allocation. In the event the parties cannot agree on the allocation within thirty (30) days after the Company’s and the Significant Stockholder’s receipt of the proposed allocation, the dispute shall be resolved by a mutually agreeable, independent third-party accounting firm (which shall be the same accounting firm which provided the allocation in Section 3.2(b) if such an allocation was required), the fees and disbursements of which shall be shared equally by Gamma, the Company and the Significant Stockholder. Gamma, the Company and the Significant Stockholder shall file all tax returns, and take all positions for tax purposes, consistent with the foregoing allocation, except in each case as otherwise required by a final determination within the meaning of Section 1313 of the Code. Gamma, the Company and the Significant Stockholder shall make appropriate adjustments to the allocation to reflect any items treated as adjustments to the Real Estate Purchase Price pursuant to Section 3.2.

Section 3.2    State Income Tax-Related Payments.

(a)    The Company, Parent and the Significant Stockholder entered into the Disaffiliation Agreement as of the date hereof. The Disaffiliation Agreement applies, in part, to the payment of certain State Income Taxes (as defined in the Disaffiliation Agreement) by the Company and its Subsidiaries.

(b)    At least forty-five (45) days prior to the RE Closing, Gamma shall provide the Company with a proposed allocation of the Real Estate Purchase Price for federal, state and local income tax purposes on a Real Property by Real Property basis to assist in the calculation of the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement). The Company shall have the right to approve the proposed allocation. In the event the parties cannot agree on the allocation within fifteen (15) days after the Company’s receipt of the proposed allocation, this dispute shall be resolved by a mutually agreeable, independent third-party accounting firm, the fees and disbursements of which shall be shared equally by Gamma and the Company; provided, however, that the Company shall not dispute the proposed allocation unless the Significant Stockholder has agreed to reimburse the Company for the Company’s share of such fees and disbursements incurred prior to the Effective Time.

(c)    At the RE Closing, Gamma shall pay to the Company one-third (33.33%) of the Estimated State Income Tax Amount (as defined in and determined pursuant to Section 5(d) of the Disaffiliation Agreement), provided that the amount Gamma shall pay to the Company under this Section 3.2(c) shall never exceed $12,666,667. If the Actual State Income Tax Amount (as defined in and determined pursuant to Section 5(e) of the Disaffiliation Agreement) is greater than the Estimated State Income Amount (as defined in Section 5(d) of the Disaffiliation Agreement), then Gamma shall pay to the Company one-third (33.33%) of such excess, provided that the maximum amount paid by Gamma under this Section 3.2(c) can never exceed $12,666,667. If both (x) the Actual State Income Tax Amount (as defined in Section 5(e) of the Disaffiliation Agreement) is less than $38,000,000 and (y) the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement) is in excess of the Actual State Income Tax Amount (as defined in Section 5(e) of the Disaffiliation Agreement), then the Company shall pay to Gamma an amount equal to one-third (33.33%) of the excess of (i) the lesser of (A) $38,000,000 or (B) the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement) over (ii) the Actual State Income Tax Amount (as defined in Section 5(e) of the Disaffiliation Agreement). Any payment pursuant to this Section 3.2(c) shall be treated as an adjustment of the Real Estate Purchase Price for income tax purposes except as otherwise required by applicable Law.

Section 3.3    Tax Cooperation.

(a)    Prior to the RE Closing, Gamma, the Company, Parent and the Significant Stockholder shall endeavor in good faith to agree upon the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement). In the event that such parties are unable to come to an agreement concerning the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement) by the date that is fifteen (15) days prior to the RE Closing, the Company shall, acting in good faith (and in accordance with Section 5(d) of the Disaffiliation Agreement) determine the Estimated State Income Tax Amount (as defined in Section 5(d) of the Disaffiliation Agreement), and shall provide Gamma with such amount no later than fifteen (15) days prior to the RE Closing.

(b)    Gamma shall have the right to review and comment on any Tax Return with respect to State Income Taxes (as defined in the Disaffiliation Agreement) to be filed by the Company or any of its Subsidiaries to the extent that it relates to a taxable year that includes the RE Closing and the Company shall accept any such comments to the extent that such comments are reasonable and relate to the Section 338 Election (as defined in Section 6(a) of the Disaffiliation Agreement) or the Real Estate Purchase. The Company shall provide copies of any such Tax Return to Gamma no later than thirty (30) days prior to the relevant due date of such Tax Return along with the Company’s calculation of the Actual State Income Tax Amount (as defined in Section 5(e) of the Disaffiliation Agreement).

(c)    With respect to any audits or proceedings with respect to State Income Taxes (as defined in the Disaffiliation Agreement) of the Company or any of its Subsidiaries for the taxable year that includes the RE Closing, Gamma shall be entitled to participate, at Gamma’s expense, in the defense of such tax audit or proceeding. The Company may not settle such tax audit or proceeding without Gamma’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) if the resolution of such tax audit or proceeding could reasonably be expected to have an adverse effect on Gamma.

Section 3.4    Closing Documents. Within thirty (30) days following the date hereof, Gamma shall provide the form of each of the Entity Assignment Agreements, the Deeds, and the Ground Lease Assignments. Each of Gamma and the Company will negotiate in good faith in order to finalize such forms as soon as reasonably practicable thereafter.

ARTICLE 4

CONDITIONS TO CLOSING

Section 4.1    Conditions to Each Party’s Obligation to Effect the RE Closing.

The respective obligations of each Party to effect the RE Closing is subject to the satisfaction (or waiver, if permissible under Law) of each of the following:

(a)    the conditions set forth in subsections (a) and (c) through (f) of Section 7.1 of the Merger Agreement shall have been satisfied or waived in accordance with the terms of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are then capable of being satisfied); and

(b)    the Merger Agreement shall not have been terminated.

Section 4.2    Additional Conditions to Obligation of Gamma.

The obligations of Gamma to effect the RE Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Gamma:

(a)    Merger Agreement Conditions. The conditions set forth in Section 7.3 of the Merger Agreement shall have been satisfied or waived in accordance with Section 7.3 of the Merger Agreement.

Section 4.3    Additional Conditions to Obligation of the Company.

The obligation of the Company to effect the RE Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by the Company:

(a)    Merger Agreement Conditions. The conditions set forth in Section 7.2 of the Merger Agreement shall have been satisfied or waived in accordance with Section 7.2 of the Merger Agreement.

Section 4.4    Frustration of Closing Conditions.

Neither Gamma nor the Company may rely on any failure to any condition set forth in this Article 4 to be satisfied if such failure was caused by such party’s breach of this Real Estate Purchase Agreement or the Merger Agreement.

Section 4.5    Rescission.

Notwithstanding the foregoing, if for any reason the RE Closing occurs and the Merger is not consummated in accordance with Article 2 of the Merger Agreement, this Real Estate Purchase Agreement and those instruments delivered in order to effect the consummation of the transactions contemplated by this Agreement shall automatically be voidable or revocable by either Gamma or the Company for twenty-four (24) hours from the RE Closing, and if Gamma or the Company elects to void or revoke this Real Estate Purchase Agreement within such twenty-four (24) hour period, the parties hereto shall immediately take or cause all actions to provide for the rescission of the consummation of the transactions consummated hereby; provided, however, that if this Real Estate Purchase Agreement is rescinded pursuant to this Section 4.5, then Gamma shall reimburse the Company for any and all transfer, stamp, documentary, recording or similar Taxes payable and actually incurred by the Company as a result of the rescission of this Agreement (whether such Taxes are imposed on transfers of assets or on transfers of equity).

ARTICLE 5

TERMINATION, TERMINATION FEES AND REMEDIES

Section 5.1    Termination.

This Real Estate Purchase Agreement shall automatically terminate if the Merger Agreement is terminated pursuant to its terms.

Section 5.2    Effect of Termination.

In the event of termination of this Real Estate Purchase Agreement as provided in Section 5.1:

(a)    this Real Estate Purchase Agreement shall forthwith become void and have no further force and effect (provided that Sections 8.2, 6.2(b) and 8.3 and Article 9 of the Merger Agreement and this Section 5.2 and Section 5.3 and Article 6 of this Real Estate Purchase Agreement shall survive termination of this Real Estate Purchase Agreement or the Merger Agreement); provided that nothing herein shall relieve any party from liabilities for damages incurred or suffered as a result of a material breach of any representations, warranties, covenants or other agreements set forth in this Real Estate Purchase Agreement or in the Merger Agreement prior to such termination; and

(b)    the Confidentiality Agreements shall remain in effect.

Section 5.3    Remedies.

The parties hereto shall be entitled to those remedies provided for in Section 9.13 of the Merger Agreement, without duplication.

ARTICLE 6

MISCELLANEOUS

Section 6.1    Definitions.

(a)    For purposes of this Real Estate Purchase Agreement, the term:

“Appurtenances” means, with respect to each Property, the applicable RE Seller’s, RE Lessee’s or Propco’s right, title and interest, if any, in and to: (i) all minerals, oil, gas and other hydrocarbon substances on or under the Land; (ii) all development rights, air rights, or riparian rights relating to the Real Property; (iii) any interest in and to any streets, alleys, easements, rights-of-way and public ways adjacent to the Land; and (iv) all strips and gores.

“Fixtures” means, with respect to each Property, all equipment, machinery, fixtures, and other items of property, including all components thereof, that (i) are now or hereafter located in, on or used in connection with and permanently affixed to or otherwise incorporated into the Improvements and (ii) qualify as long lived assets, together with all replacements, modifications, alterations and additions thereto.

“Improvements” means, with respect to each Property, all buildings, structures, barges, riverboats, Fixtures and other improvements of every kind now or hereafter located on the Land or connected thereto including, but not limited to, alleyways and connecting tunnels, sidewalks, utility pipes, conduits and lines (on-site and off-site to the extent a RE Seller, a RE Lessee or a Propco has obtained any interest in the same), parking areas and roadways appurtenant to such buildings and structures.

“Land” means, with respect to each Property, those parcels of land ascribed to such Property and more particularly described in Exhibit B attached hereto.

“Liability” and “Liabilities” mean any direct or indirect liability, obligation, commitment or expense of any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Pre-Closing Tax Period” means: (i) any Taxable period that ends on or before the Closing Date; and (ii) the portion of any Straddle Period ending on the Closing Date.

“Real Property” means, with respect to each Property, the Land, the Improvements, all leaseholds, easements, rights and Appurtenances relating to the Land and Improvements and the Fixtures.

“Straddle Period” means any Taxable period that includes but does not end on the Closing Date.

Section 6.2    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 9.11 of the Merger Agreement shall apply to the Company and Gamma hereunder mutatis mutatis.

Section 6.3    Notices.

Section 9.3 of the Merger Agreement shall apply to the Company and Gamma hereunder mutatis mutatis.

Section 6.4    Interpretation.

For purposes of this Real Estate Purchase Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Real Estate Purchase Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Real Estate Purchase Agreement, the words “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice”. Except as otherwise indicated, all references in this Real Estate Purchase Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Real Estate Purchase Agreement and Exhibits, Annexes and Schedules to this Real Estate Purchase Agreement. All references in this Real Estate Purchase Agreement to “dollars” “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Real Estate Purchase Agreement, the words “hereof,” “herein,” “hereby,” “hereunder” and words of similar import shall refer to this Real Estate Purchase Agreement as a whole and not to any particular provision of this Real Estate Purchase Agreement. Any Contract or Law defined or referred to herein means any such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

Section 6.5    Headings.

The table of contents and headings contained in this Real Estate Purchase Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Real Estate Purchase Agreement.

Section 6.6    Entire Agreement.

This Real Estate Purchase Agreement and all documents and instruments referred to in this Real Estate Purchase Agreement, including the Merger Agreement, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Real Estate Purchase Agreement. The Parties make no representations or warranties to each other, except as contained in this Real Estate Purchase Agreement and the Merger Agreement, and any and all prior representations and warranties made by any Party or its Representatives, whether orally or in writing, are deemed to have been merged into this Real Estate Purchase Agreement, it being intended that no such prior representations or warranties shall survive the execution and delivery of this Real Estate Purchase Agreement.

Section 6.7    Non-Survival or Representations and Warranties.

None of the representations, warranties or covenants in this Real Estate Purchase Agreement, the Merger Agreement or in any instrument delivered pursuant to this Real Estate Purchase Agreement or the Merger Agreement shall survive the RE Closing except that this Section 6.7 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the RE Closing, which shall survive to the extent expressly provided for herein.

Section 6.8    Severability.

If any term or other provision of this Real Estate Purchase Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Real Estate Purchase Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Real Estate Purchase Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 6.9    Assignment.

Neither this Real Estate Purchase Agreement nor any of the rights, interests or obligations under this Real Estate Purchase Agreement shall be assigned, by operation of Law or otherwise, in whole or in part, by any of the Parties without the prior written consent of the other Parties; provided, however, that Gamma may assign any of its rights, interests and obligations hereunder to an Affiliate of Gamma; provided that Gamma shall not be relieved of any obligations hereunder until fully performed by such assignee and, pursuant to Section 1.1 of the Merger Agreement, Gamma shall guarantee all of the obligation of its designee under this Real Estate Purchase Agreement. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever.

Section 6.10    Binding Effect; Parties of Interest.

Subject to Section 6.9, this Real Estate Purchase Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns, and nothing in this Real Estate Purchase Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Real Estate Purchase Agreement. Notwithstanding the foregoing, Parent is a third-party beneficiary to this Real Estate Purchase Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.

Section 6.11    Mutual Drafting.

Each Party has jointly participated in the drafting of this Real Estate Purchase Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Real Estate Purchase Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

Section 6.12    Amendment.

This Real Estate Purchase Agreement may be amended by the Company and Gamma (subject to compliance with the proviso in Section 8.4 of the Merger Agreement); provided, however, that such amendment is effected by an instrument in writing signed on behalf of each of Gamma and the Company and Parent has consented in writing to such amendment.

Section 6.13    Extension; Waiver.

At any time prior to the RE Closing, Gamma, on the one hand, and the Company, on the other hand, may, with the prior written consent of Parent, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that the consent of Parent shall not be required in order to extend the time period for performance in accordance with Section 8.1(d) of the Merger Agreement.

Section 6.14    Facsimile Signatures; Counterparts.

This Real Estate Purchase Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Real Estate Purchase Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Real Estate Purchase Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Real Estate Purchase Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Real Estate Purchase Agreement.

Section 6.15    Fees and Expenses.

Except as otherwise expressly provided in this Real Estate Purchase Agreement or the Merger Agreement, all fees and Expenses incurred in connection with this Real Estate Purchase Agreement and the Real Estate Purchase shall be paid by the Party who has incurred the same, whether or not the RE Closing is consummated.

Section 6.16    Gamma’s Reliance on its Investigations and Release.

The provisions of this Section 6.16 shall survive the RE Closing indefinitely and shall not be deemed merged into any of the Closing documents.

(a)    GAMMA ACKNOWLEDGES AND AGREES, BY CONSUMMATING THE RE CLOSING, IT WILL BE DEEMED TO HAVE BEEN GIVEN A FULL OPPORTUNITY TO INSPECT AND INVESTIGATE EACH AND EVERY ASPECT OF EACH OF THE PROPERTIES, EITHER INDEPENDENTLY OR THROUGH AGENTS OF GAMMA’S CHOOSING. AS A MATERIAL PART OF THE CONSIDERATION FOR THIS AGREEMENT, THE COMPANY AND GAMMA AGREE THAT THE RE SELLERS ARE SELLING AND GAMMA IS PURCHASING AND TAKING THE PROPERTIES ON AN “AS IS – WHERE IS” BASIS, WITH ANY AND ALL LATENT AND PATENT DEFECTS. GAMMA ACKNOWLEDGES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THE MERGER AGREEMENT AND THE OTHER INSTRUMENTS DELIVERED PURSUANT TO THE MERGER AGREEMENT, IT IS SOLELY RELYING UPON ITS EXAMINATION OF THE PROPERTIES AND IT IS NOT RELYING UPON ANY REPRESENTATION, STATEMENT OR OTHER ASSERTION OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM THE COMPANY OR ANY RE SELLER OR THEIR AGENTS OR BROKERS AS TO ANY MATTER CONCERNING THE PROPERTIES OR OTHERWISE, INCLUDING, WITHOUT LIMITATION: (I) THE QUALITY, NATURE, ADEQUACY AND PHYSICAL CONDITION OF THE PROPERTIES, INCLUDING, BUT NOT LIMITED TO, ACCESS, THE STRUCTURAL ELEMENTS, FOUNDATION, ROOF, APPURTENANCES, ACCESS, PARKING FACILITIES AND THE ELECTRICAL, MECHANICAL, HVAC, PLUMBING, SEWAGE, AND UTILITY SYSTEMS, FACILITIES AND APPLIANCES, (II) THE QUALITY, NATURE, ADEQUACY, AND PHYSICAL CONDITION OF SOILS, GEOLOGY AND ANY GROUNDWATER, (III) THE EXISTENCE, QUALITY, NATURE, ADEQUACY AND PHYSICAL CONDITION OF UTILITIES SERVING THE PROPERTIES, (IV) THE DEVELOPMENT POTENTIAL OF THE PROPERTIES, AND EACH PROPERTY’S USE, HABITABILITY, MERCHANTABILITY, SUITABILITY, VALUE OR FITNESS OF ANY PROPERTY FOR ANY PARTICULAR PURPOSE, (V) THE ZONING OR OTHER LEGAL STATUS OF ANY PROPERTY OR ANY OTHER PUBLIC OR PRIVATE RESTRICTIONS

ON USE OF ANY PROPERTY, (VI) THE COMPLIANCE OF THE PROPERTIES OR THEIR OPERATION WITH ANY APPLICABLE CODES, LAWS, REGULATIONS, STATUTES, ORDINANCES, COVENANTS, CONDITIONS AND RESTRICTIONS OF ANY GOVERNMENTAL OR QUASI-GOVERNMENTAL ENTITY OR OF ANY OTHER PERSON OR ENTITY, (VII) THE PRESENCE OF HAZARDOUS MATERIALS ON, UNDER OR ABOUT ANY PROPERTY OR ANY ADJOINING OR NEIGHBORING PROPERTY, (VIII) THE QUALITY OF ANY LABOR AND MATERIALS USED IN ANY IMPROVEMENTS ON THE PROPERTIES, (IX) THE CONDITION OF TITLE TO THE PROPERTIES, (X) ANY FORECASTS, PROJECTIONS OR ESTIMATES OF FUTURE RESULTS, INCLUDING THE NET OPERATING INCOME WITH RESPECT TO THE PROPERTIES, AND (XI) THE ECONOMICS OF THE OPERATION OF THE PROPERTIES.

(b)    WITHOUT LIMITING THE ABOVE, EXCEPT AS OTHERWISE PROVIDED IN ANY AGREEMENT ENTERED INTO BETWEEN GAMMA AND/OR ITS AFFILIATES, ON THE ONE HAND, AND THE COMPANY AND/OR ITS AFFILIATES, ON THE OTHER HAND (INCLUDING, WITHOUT LIMITATION, ANY COVENANT OR OBLIGATION OF THE COMPANY AND/OR ITS AFFILIATES PURSUANT TO ANY SUCH AGREEMENT), EFFECTIVE UPON THE CLOSING, GAMMA, FOR AND ON BEHALF OF ITSELF, ANY ENTITY AFFILIATED WITH GAMMA AND ITS SUCCESSORS AND ASSIGNS, WAIVES ITS RIGHT TO RECOVER FROM AND FOREVER RELEASES AND DISCHARGES THE COMPANY, THE RE SELLERS, THEIR AFFILIATES, PARTNERS, MEMBERS, SHAREHOLDERS, INVESTMENT MANAGERS, PROPERTY MANAGERS, TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS OF EACH OF THEM AND THEIR RESPECTIVE PREDECESSORS, HEIRS, SUCCESSORS, PERSONAL REPRESENTATIVES AND ASSIGNS (COLLECTIVELY, “SELLER INDEMNITEES”) FROM AND AGAINST ANY AND ALL DEMANDS, CLAIMS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, LOSSES, LIABILITIES, DAMAGES, PENALTIES, FINES, LIENS, JUDGMENTS, COSTS OR EXPENSES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ATTORNEYS’ FEES AND COSTS) OF WHATEVER KIND OR NATURE, DIRECT OR INDIRECT, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, EXISTING OR FUTURE, CONTINGENT OR OTHERWISE (INCLUDING ANY ACTION OR PROCEEDING, BROUGHT OR THREATENED, OR ORDERED BY ANY APPROPRIATE GOVERNMENTAL ENTITY) THAT MAY ARISE ON ACCOUNT OF OR IN ANY WAY CONNECTED WITH OR RELATING TO ANY ASSUMED LIABILITY, THE PROPERTY OR ITS CONDITION OR ANY RE LAW APPLICABLE THERETO, INCLUDING WITHOUT LIMITATION, THE PRESENCE, MISUSE, USE, DISPOSAL, RELEASE OR THREATENED RELEASE OF ANY HAZARDOUS MATERIALS AT ANY PROPERTY AND ANY LIABILITY OR CLAIM RELATED TO THE PROPERTY ARISING UNDER ANY ENVIRONMENTAL LAWS, BUT IN ALL EVENTS EXCLUDING (I) ANY OBLIGATIONS OF THE COMPANY OR ITS SUBSIDIARIES UNDER THIS REAL ESTATE PURCHASE AGREEMENT OR ANY INSTRUMENT DELIVERED PURSUANT TO THIS REAL ESTATE PURCHASE AGREEMENT OR THE MERGER AGREEMENT THAT EXPRESSLY SURVIVE THE RE CLOSING OR THE CLOSING (II) THE FRAUDULENT ACTIONS OF THE COMPANY OR ITS SUBSIDIARIES.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Real Estate Purchase Agreement to be signed by their respective duly authorized officers as of the date first written above.

TROPICANA ENTERTAINMENT INC.

BY:	/s/ Theresa Glebocki

NAME:	Theresa Glebocki
TITLE:	Chief Financial Officer

GLP CAPITAL, L.P.

BY:	/s/ Steven T. Snyder

NAME:	Steven T. Snyder

TITLE:	SVP Corporate Development

Signature Page to Real Estate Purchase Agreement